UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Birner Dental Management Services, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

091283200
(CUSIP Number)

DIGIRAD CORPORATION 1048 Industrial Court Suwanee, Georgia 30024 (858) 726-1600	MARK A. BIRNER, DDS 2325 E. 7th Avenue Parkway Denver, Colorado 80206 (303) 929-4027

ADAM W. FINERMAN, ESQ. OLSHAN FROME WOLOSKY LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 091283200

1	NAME OF REPORTING PERSON Digirad Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 091283200

1	NAME OF REPORTING PERSON Mark A. Birner, DDS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 388,956
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 388,956
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 091283200

1	NAME OF REPORTING PERSON Lee Schlessman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,026
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 104,026
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 091283200

1	NAME OF REPORTING PERSON Elizabeth Genty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,952
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 73,952
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 091283200

1	NAME OF REPORTING PERSON Gregory G. Fulton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 091283200

1	NAME OF REPORTING PERSON John M. Climaco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 091283200

1	NAME OF REPORTING PERSON James C. Elbaor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 091283200

1	NAME OF REPORTING PERSON Charles M. Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 091283200

1	NAME OF REPORTING PERSON Barry A. Igdaloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 091283200

1	NAME OF REPORTING PERSON Lee D. Keddie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 091283200

1	NAME OF REPORTING PERSON Benjamin E. Large
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 091283200

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Shares”), of Birner Dental Management Services, Inc., a Colorado corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1777 S. Harrison Street, Suite 1400, Denver, Colorado 80210.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Digirad Corporation, a corporation organized under the laws of the state of Delaware (“Digirad”), with respect to the Shares directly and beneficially owned by it;

(ii)	Mark A. Birner, DDS, with respect to the Shares directly and beneficially owned by him;

(iii)	Lee Schlessman, with respect to the Shares directly and beneficially owned by him through the Schlessman Family Trusts (as defined in Item 3);

(iv)	Elizabeth Genty, with respect to the Shares directly and beneficially owned by her;

(v)	Gregory G. Fulton, with respect to the Shares beneficially owned by him directly and through the AMF Trust (as defined in Item 3);

(vi)	John M. Climaco, as a nominee for the Board of Directors of the Issuer (the “Board”);

(vii)	James C. Elbaor, as a nominee for the Board;

(viii)	Charles M. Gillman, as a nominee for the Board;

(ix)	Barry A. Igdaloff, as a nominee for the Board;

(x)	Lee D. Keddie, as a nominee for the Board; and

(xi)	Benjamin E. Large, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 091283200

(b)           The address of the principal office of each of Digirad and Messrs. Gillman and Climaco is 1048 Industrial Court, Suwanee, Georgia 30024.  The principal business address of Dr. Birner is 2325 E. 7th Avenue, Denver, Colorado 80206.  The principal business address of Mr. Schlessman is 1555 Blake Street, Suite 400, Denver, Colorado 80202.  The principal business address of Ms. Genty is P.O. Box 9061, Pueblo, Colorado 81008.  The principal business address of Mr. Fulton is c/o Fulton Capital Partners LLC, 5350 South Roslyn St., Suite 400, Greenwood Village, Colorado 80111.  The principal business address of Mr. Elbaor is c/o James C. Elbaor, 222 W. Merchandise Mart Plaza #1212, Chicago, Illinois 60654.  The principal business address of Mr. Igdaloff is P.O. Box 326, Park City, Utah 84060.  The principal business address of Mr. Keddie is 8719 258th Avenue NE, Redmond, Washington 98053.  The principal business address of Mr. Large is P.O. Box 2163, Manhattan Beach, California 90267.  The officers and directors of Digirad and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of Digirad is providing mobile healthcare solutions and medical equipment and services, including diagnostic imaging and patient monitoring, to hospitals, physician practices, and imaging centers throughout the U.S.  The principal occupation of Dr. Birner is serving as a principal of Birner Dental Strategies, a provider of growth strategy consulting to privately owned dental business services organizations.  Mr. Schlessman is currently retired and serves as a trustee for each of the Schlessman Family Trusts.  Ms. Genty is self-employed as a writer and a designer.  The principal occupation of Mr. Fulton is as Managing Partner of Fulton Capital Partners LLC and GVC Capital Partners LLC.  The principal occupation of Mr. Climaco is serving as Executive Vice President of Perma-Fix Medical S.A., a Polish corporation involved in the research, development and manufacturing of medical radioisotopes.  The principal occupation of Mr. Elbaor is serving as a consulting advisor to Lucus Advisors LLC, an investment management firm.  The principal occupation of Mr. Gillman is serving as Executive Managing Director of the IDWR Multi-Family Office, a multi-family investment firm.  The principal occupation of Mr. Igdaloff is serving as the sole proprietor of Rose Capital, an investment advisor in Colombus, Ohio.  The principal occupation of Mr. Keddie is serving as the President and Chief Executive Officer of each of Value Creation Management Group LLC, a company that invests in and provides consulting to companies that need operational improvement, and CompuMed, Inc., a medical informatics and software company.  The principal occupation of Mr. Large is serving as the Managing Partner of Nutmeg Investments LLC, an online investment management service.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Except as otherwise set forth on Schedule A, annexed hereto, no Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Ms. Genty and Messrs. Birner, Schlessman, Fulton, Climaco, Elbaor, Gillman, Igdaloff and Large are citizens of the United States of America.  Mr. Keddie is a citizen of Canada.  The citizenship of the persons listed on Schedule A is set forth therein.

CUSIP NO. 091283200

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Digirad were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 1,000 Shares owned directly by Digirad is approximately $13,416, including brokerage commissions.

The Shares directly owned by Dr. Birner were acquired from the Issuer prior to its initial public offering, however, certain Shares directly owned by Dr. Birner have been purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 388,956 Shares owned directly by Dr. Birner is approximately $16,000, including brokerage commissions.

The Shares directly owned by the Schlessman Family Trusts (as defined below) were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  Certain of the Shares directly owned by the Schlessman Family Trusts were acquired by Mr. Schlessman from the Issuer prior to its initial public offering.  The Shares beneficially owned by Mr. Schlessman as set forth herein are owned as follows: (i) 94,864 Shares owned directly by the Lee E. Schlessman Trust DTD 1/24/83 (the “LES Trust”), of which Mr. Schlessman is a trustee and (ii) 9,162 Shares owned directly by the Delores J. Schlessman Trust DTD 1/24/83 (the “DJS Trust” and together with the LES Trust, the “Schlessman Family Trusts”), of which Mr. Schlessman is a trustee.  Excluded from Mr. Schlessman’s beneficial ownership as set forth in this Schedule 13D are 3,737 Shares owned by Mr. Schlessman’s sister through a trust and 81,044 Shares owned in the aggregate by Mr. Schlessman’s children both directly and indirectly through certain trusts (collectively the “Schlessman Excluded Shares”).  The aggregate purchase price of the Shares beneficially owned directly by the Schlessman Family Trusts is approximately $130,986, including brokerage commissions.

The Shares directly owned by each of Mr. Fulton and the Ann M. Fulton Living Trust (the “AMF Trust”) were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The Shares beneficially owned by Mr. Fulton as set forth herein are owned as follows: (i) 3,000 Shares are owned directly by Mr. Fulton (through his IRA) and (ii) 8,000 Shares are owned directly by the AMF Trust, a trust established for Mr. Fulton’s spouse.  The aggregate purchase price of the 11,000 Shares beneficially owned by Mr. Fulton is approximately $92,458, including brokerage commissions.

The 73,952 Shares directly owned by Ms. Genty were acquired pursuant to a court decree.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 091283200

On March 8, 2017, Digirad delivered a letter to the Issuer (a) nominating Charles M. Gillman to replace the incumbent Class II director whose term expires at the 2017 annual meeting of shareholders (the “Annual Meeting”) and (b) submitting the following proposals (the “Proposals”) for approval by the shareholders at the Annual Meeting: (i) repeal any provision of the Issuer’s Second Amended and Restated Bylaws (the “Bylaws”), which were not included in the Bylaws that were in effect on July 15, 2016, as filed with the SEC, (ii) amend the Issuer’s Amended and Restated Articles of Incorporation, as amended (the “Charter”), to provide that the size of the Board shall be fixed in accordance with the provisions of the Bylaws, (iii) amend the Charter and the Bylaws to allow shareholders to fill vacancies on the Board, in certain circumstances, (iv) amend the Bylaws to fix the size of the Board at ten (10) directors and set the number of directors in each class, and (v) elect John M. Climaco, James C. Elbaor, Barry A. Igdaloff, Lee D. Keddie and Benjamin E. Large (the “Additional Nominees”, and collectively with Mr. Gillman, the “Nominees”) to fill the five (5) newly created directorships of the Board.  Under the Issuer’s Charter, the approval of certain Proposals requires a supermajority vote of shareholders.  The nomination and election of Mr. Gillman is not subject to any conditions whatsoever, however, the election of the Additional Nominees is subject to shareholder approval of certain Proposals.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 1,860,261 Shares outstanding as of November 3, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP NO. 091283200

A.	Digirad

(a)	As of the close of business on March 8, 2017, Digirad directly owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Digirad during the past sixty (60) days is set forth in Schedule B and is incorporated herein by reference.

B.	Dr. Birner

(a)	As of the close of business on March 8, 2017, Dr. Birner directly owned 388,956 Shares.

Percentage: Approximately 20.9%

(b)	1. Sole power to vote or direct vote: 388,956
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 388,956
4. Shared power to dispose or direct the disposition: 0

(c)	Dr. Birner has not entered into any transactions in the Shares during the past sixty (60) days.

C.	Mr. Schlessman

(a)
As of the close of business on March 8, 2017, Mr. Schlessman may be deemed the beneficial owner of 104,026 Shares consisting of (i) 94,864 Shares owned directly by the LES Trust and (ii) 9,162 Shares beneficially owned directly by the DJS Trust.  Such amount does not include the Schlessman Excluded Shares.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 104,026
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 104,026
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Schlessman has not entered into any transactions in the Shares during the past sixty (60) days.

D.	Ms. Genty

(a)	As of the close of business on March 8, 2017, Ms. Genty directly owned 73,952 Shares.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 73,952
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 73,952
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 091283200

(c)	The transactions in the Shares by Ms. Genty during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

E.	Mr. Fulton

(a)
As of the close of business on March 8, 2017, Mr. Fulton may be deemed the beneficial owner of 11,000 Shares, consisting of (i) 3,000 Shares owned directly by Mr. Fulton and (ii) 8,000 Shares owned directly by the AMF Trust.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 11,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fulton has not entered into any transactions in the Shares during the past sixty (60) days.

F.	Messrs. Climaco, Elbaor, Gillman, Igdaloff, Keddie and Large

(a)	As of the close of business on March 8, 2017, Messrs. Climaco, Elbaor, Gillman, Igdaloff, Keddie and Large do not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Climaco, Elbaor, Gillman, Igdaloff, Keddie and Large has entered into any transactions in the Shares during the past sixty (60) days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  As of the close of business on March 8, 2017, the aggregate beneficial ownership by the members of the group was 578,934 Shares, or approximately 31.1% of the outstanding Shares.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 091283200

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 8, 2017, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, the Reporting Persons agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) solicit proxies for the election of the Nominees at the Annual Meeting and (c) solicit proxies for the approval of the Proposals at the Annual Meeting.  Pursuant to the Joint Filing and Solicitation Agreement, the Nominees agreed that, if elected to the Board they will, subject to their fiduciary duties as directors, work to cause the Board to (a) call a special meeting of shareholders to vote on amendments to the Issuer’s Charter and/or Bylaws to (x) provide shareholders the right to call a special meeting of shareholders without being obligated to pay a fee to call such meeting and (y) require the approval of the holders of a majority of the outstanding Shares of the Issuer held by non-interested shareholders prior to the Issuer’s issuance of any equity securities to the Issuer’s officers, directors, their affiliates or associates (other than pursuant to shareholder-approved equity compensation/incentive plans for the Issuer’s management and Board members), and (b) nominate Mark A. Birner and Gregory G. Fulton as candidates for election to the Board at the 2018 annual meeting of shareholders of the Issuer (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “2018 Annual Meeting”). Digirad agreed to bear the cost of any pre-approved expenses incurred in connection with the group’s activities, as provided in the Joint Filing and Solicitation Agreement. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Digirad has agreed to indemnify each of the Nominees against claims arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing and Solicitation Agreement, dated March 8, 2017.

99.2	Form of Indemnification Letter Agreement.

99.3	Powers of Attorney.

CUSIP NO. 091283200

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2017

DIGIRAD CORPORATION

By:	/s/ Jeffry R. Keyes
	Name:	Jeffry R. Keyes
	Title:	Chief Financial Officer

/s/ Mark A. Birner, DDS
Mark A. Birner, DDS

/s/ Lee Schlessman
Lee Schlessman

/s/ Elizabeth Genty
Elizabeth Genty

/s/ Gregory G. Fulton
Gregory G. Fulton

/s/ Charles M. Gillman
Charles M. Gillman, Individually and as attorney-in-fact for John M. Climaco, James C. Elbaor, Barry A. Igdaloff, Lee D. Keddie and Benjamin E. Large

CUSIP NO. 091283200

SCHEDULE A

Directors and Officers of Digirad Corporation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Executive Officers
Matthew G. Molchan	President, Chief Executive Officer and Director of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Jeffry R. Keyes	Chief Financial Officer and Corporate Secretary of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Virgil J. Lott	President, Diagnostic Imaging division of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Martin B. Shirley	President, Digirad Imaging Solutions division of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States

Non-Employee Directors
John M. Climaco*
Charles M. Gillman*
Jeffrey E. Eberwein	Chairman of the Board of Digirad Corporation, Founder and Chief Executive Officer of Lone Star Value Management, LLC	c/o Lone Star Value Management, LLC 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870	United States
Dimitrios J. Angelis	Executive Counsel of Life Sciences Law Group, Director of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
John W. Sayward	Director of Digirad Corporation, Retired Partner of Nippon Heart Hospital LLC	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Michael A. Cunnion	President and Chief Executive Officer of Remedy Health Media, Director of Digirad Corporation	c/o Remedy Health Media, 750 Third Avenue, 6th Floor, New York, New York 10017	United States

Lone Star Value Management, LLC, Mr. Eberwein and Mr. Gillman are each subject to a Securities and Exchange Commission (“SEC”) administrative order, dated February 14, 2017 (Securities Exchange Act Release No. 80038), relating to alleged violations of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder, including failing to disclose the members of a stockholder group, and further allegations that Messrs. Eberwein and Gillman violated Section 16(a) of the Exchange Act and the rules promulgated thereunder, including failing to timely file initial statements of beneficial ownership on Form 3 and changes thereto on Form 4. Without admitting or denying any violations, (i) Lone Star Value Management agreed to cease and desist from committing or causing any violations of Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder, and paid a civil penalty of $120,000 to the SEC and (ii) Messrs. Eberwein and Gillman agreed to cease and desist from committing or causing any violations of (x) Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder and (y) Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 promulgated thereunder, and each paid a civil penalty to the SEC in the respective amounts of $90,000 and $30,000.

*Each of Messrs. Climaco and Gillman is a Reporting Person and, as such, the information with respect to each of Messrs. Climaco and Gillman called for by Item 2 of the Schedule 13D is set forth therein.

CUSIP NO. 091283200

SCHEDULE B

Transaction in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sold

DIGIRAD CORPORATION

1,000	13.3850	02/24/2017

ELIZABETH GENTY

(500)	16.0000	01/10/2017
(177)	14.4900	02/09/2017
(100)	13.7200	02/23/2017
(400)	13.0000	02/24/2017
(500)	13.0000	03/02/2017